SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 25 May 2010
Commission File Number: 001-14958
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH, England
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
 Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C. Forward
David C Forward
Assistant Secretary

Date: 25 May 2010

ANNEX 1 - SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 25 May 2010
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc – Annual Financial Report’

National Grid plc
‘Annual Financial Report’
25 May 2010
National Grid has today issued its Annual Report and Accounts 2009/10 on its website: http://www.nationalgrid.com/corporate/Investor+Relations/Reports/200910/. Two copies have been submitted to the Financial Services Authority and will be available for inspection shortly at the Document Viewing Facility which is situated at: 25 The North Colonnade, Canary Wharf London E14 5HS.
In addition, the Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free at 1-800-466-7215.
In accordance with DTR6.3.5(2)(b), the following is provided in respect of information that was not previously made available in the Company’s 2009/10 Preliminary Results Statement.
Statement of Directors’ responsibilities
The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements and the Directors’ Remuneration Report, in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Company financial statements and the Directors’ Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom generally accepted accounting practice, UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated and individual basis for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; state that the consolidated financial statements comply with IFRS as adopted by the European Union and, with regard to the Company financial statements, that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary. The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation and the Company financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection

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of fraud and other irregularities. Each of the Directors, whose names and functions are listed in the Business Overview section of the Annual Report and Accounts on pages 12 and 13, confirms that, to the best of their knowledge: the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as adopted by the European Union and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis; and the Annual Report includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces.
By order of the Board
Helen Mahy
Company Secretary & General Counsel
19 May 2010
Risk management
Our approach to risk management is described in the Corporate Governance section on pages 93 to 95. This sets out how we have established an enterprise wide risk management process with the objective of identifying risks that could have an adverse impact on National Grid.
Risk factors
Through our risk management process, we have identified a number of significant risks and uncertainties in achieving our objectives as follows:
•	changes in law or regulation and decisions by governmental bodies or regulators;
•	breaches of, or changes in, environmental, climate change, or health and safety law or regulations;
•	network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure;
•	achievement of business performance, including performance against regulatory targets and the delivery of anticipated cost and efficiency savings
•	if consumers of energy suffer a disruption to their supply;
•	fluctuations in exchange rates (in particular in the dollar to sterling exchange rate), interest rates and commodity price indices and settlement of hedging arrangements;
•	changes in credit ratings and by prolonged periods of market volatility or illiquidity;
•	deflation or inflation
•	business development activity, including acquisitions and disposals, may be based on incorrect assumptions or conclusions; there may be unforeseen significant liabilities or there may be other unanticipated or unintended effects;
•	future funding requirements of our pension schemes and other post retirement benefits;
•	new or revised accounting standards, rules and interpretations;
•	changes in law and accounting in relation to the effective tax rate;
•	customers, and counterparties may fail to perform their obligations;
•	seasonal or quarterly weather-related fluctuations;
•	the loss of key personnel or the inability to attract, train or retain qualified personnel; and
•	the operational and financial performance of its subsidiaries
Not all these factors are within our control and, in addition, there may be other factors besides those listed that may have an adverse effect on National Grid. More details

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of these risk factors is provided in the Corporate Governance section on pages 94 and 95 of the Annual Report.
Related party transactions
We provide services to and receive services from related parties, principally joint ventures. In the year ended 31 March 2010, we charged £5 million and received charges of £74 million from related parties (other than Directors) compared with £4 million and £44 million in 2008/09 and £3 million and £33 million in 2007/08. Further information relating to related party transactions is contained within note 29 to the consolidated financial statements. Details on amounts paid to Directors are included within the Directors’ Remuneration Report on pages 98 to 108.

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